Exhibit 99.1

Execution Version

TR FINANCE LLC

$800,000,000 5.100% Senior Notes due 2028

$500,000,000 5.750% Senior Notes due 2033

Underwriting Agreement

September 10, 2026

RBC Capital Markets, LLC

BofA Securities, Inc.

Barclays Capital Inc.

Mizuho Securities USA LLC

As Representatives of the

several Underwriters listed

in Schedule I hereto

c/o RBC Capital Markets, LLC

Brookfield Place

200 Vesey Street, 8th Floor

New York, NY 10281

c/o BofA Securities, Inc.

Bank of America Tower

One Bryant Park

New York, NY 10036

c/o Barclays Capital Inc.

745 Seventh Avenue

New York, NY 10019

c/o Mizuho Securities USA LLC

1271 Avenue of the Americas

New York, NY 10020

Ladies and Gentlemen:

TR Finance LLC, a Delaware limited liability company (“TR Finance”), proposes to issue and sell to the several underwriters listed in Schedule I hereto (the “Underwriters”), for whom you are acting as representatives (the “Representatives” and each, a “Representative”), $800,000,000 aggregate principal amount of its 5.100% Senior Notes due 2028 (the “2028 Notes”) and $500,000,000 aggregate principal amount of its 5.750% Senior Notes due 2033 (the “2033 Notes” and together with the 2028 Notes, the “Notes” and, together with the Guarantees (as defined below), the “Securities”). The Securities will be issued under that certain Indenture, dated as of March 20, 2025 (the “Base Indenture”), by and among TR Finance, Thomson Reuters Corporation, an Ontario corporation (the “Company”), the subsidiary Guarantors party thereto (as defined below), Deutsche Bank Trust Company Americas, as U.S. trustee (the “U.S. Trustee”) and Computershare Trust Company of Canada, as Canadian trustee (the “Canadian Trustee” and, together with the U.S. Trustee, the “Trustees”), and a supplemental indenture with respect to the Notes to be dated as of the Closing Date (as defined below) (the “Supplemental Indenture”), in each case, by and among TR Finance, the Company, the Guarantors (as defined below) and the Trustees. The Base Indenture as amended and supplemented by the Supplemental Indenture with respect to a series of Notes is referred to herein as the “Indenture.”

At or prior to 4:35 P.M., New York City time, on the date hereof (the “Time of Sale”), the following information was prepared (collectively, the “Time of Sale Information”): the Preliminary Prospectus (as defined below), the “free writing prospectus” (as defined pursuant to Rule 405 under the Securities Act (as defined below)) listed on Annex A hereto as constituting part of the Time of Sale Information and the Canadian Preliminary Offering Memorandum (as defined below).

The payment of principal of, and premium and interest on, the Notes will be initially fully and unconditionally guaranteed on a senior unsecured basis, jointly and severally, by (i) the Company and (ii) each of the Company’s subsidiaries listed on Schedule II hereto under the heading “List of Subsidiary Guarantors” (collectively, the “Guarantors”), pursuant to their guarantees of the Notes (the “Guarantees”).

As used in this underwriting agreement (this “Agreement”), the term “Transactions” means, collectively, (i) the issuance and sale of the Securities and (ii) the payment of all fees and expenses related to the foregoing. The term “Transaction Documents” collectively refers to this Agreement, the Indenture (including the Guarantees) and the Notes.

The Registration Statement, the Preliminary Prospectus, the Canadian Base Prospectus, the Prospectus, the Canadian Final Prospectus, the Canadian Offering Memorandum (each as defined below) and all other documents, if any, filed or to be filed by TR Finance or the Company with the Commission (as defined below), the Reviewing Authority or any other federal, state, provincial or local or other governmental or regulatory agency or authority relating to the Offering and such other documents (including, without limitation, any Issuer Free Writing Prospectus (as defined herein), electronic roadshow or investor presentation, advertisements, press releases or summaries relating to the Offering) as TR Finance and the Company may authorize for use in connection with the Offering, as amended or supplemented from time to time, are collectively referred to as the “Offer Materials.”

Each of TR Finance, the Company and the other Guarantors hereby confirms its agreement with the several Underwriters concerning the purchase and sale of the Securities, as follows:

1.   Registration Statement.

(a) The Company and TR Finance have filed a short form base shelf prospectus dated March 31, 2025 (including all documents incorporated therein by reference) with respect to the distribution of unsecured debt securities of the Company and TR Finance (the “Canadian Base Prospectus”), for which a receipt has been obtained, and will file a prospectus supplement relating to the Notes (such prospectus supplement together with the Canadian Base Prospectus, including all documents incorporated therein by reference, the “Canadian Final Prospectus”) with the Ontario Securities Commission (the “Reviewing Authority”) and with the securities commissions in each of the other Provinces of Canada (the “Qualifying Authorities”), in accordance with the rules and procedures established pursuant to the securities laws of all the Provinces of Canada (the “Qualifying Canadian Jurisdictions”) and, in particular, pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions. Where used herein, the term “Canadian Securities Laws” shall mean the securities laws, rules and regulations applicable in the Province of Ontario as interpreted and applied by the Reviewing Authority and with the securities laws, rules and regulations applicable in all of the other Provinces of Canada, as interpreted and applied by the Qualifying Authorities.

(b) TR Finance has also prepared a preliminary confidential Canadian offering memorandum, dated as of September 10, 2026, including the Preliminary Prospectus (the “Canadian Preliminary Offering Memorandum”), and will prepare a final confidential Canadian offering memorandum, including the Prospectus (the “Canadian Final Offering Memorandum” and, together with the Canadian Preliminary Offering Memorandum, the “Canadian Offering Memorandum”), in each case to be used by the Canadian investment dealer affiliates of the Underwriters in connection with the offer and sale of the Notes to purchasers or prospective purchasers of Notes located in the Qualifying Canadian Jurisdictions in accordance with this Agreement.

(c) The Company and TR Finance have prepared and filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”), pursuant to the Canada/U.S. Multijurisdictional Disclosure System adopted by the Commission, a joint registration statement on Form F-10 (“Form F-10”) and Form F-3 (“Form F-3”) (File Nos. 333-285907 and 333-285927), including a prospectus, relating to the Securities. Such registration statement, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time such registration statement became effective, as amended at the time such registration statement became effective and including any post-effective amendment thereto and any prospectus supplement relating to the Securities that is filed with the Commission pursuant to Rule 424(b) or General Instruction II.L. of Form F-10, as applicable, are hereinafter referred to as the “Registration Statement”; and as used herein, the term “Preliminary Prospectus” means the prospectus included in the Registration Statement (the “Base Prospectus”) plus the preliminary prospectus supplement, dated September 10, 2026, to the Base Prospectus relating to the Securities at the time it was filed, and the term “Prospectus” means the Base Prospectus plus the final prospectus supplement relating to the offering of the Securities to be filed with the Commission pursuant to Rule 424(b) or General Instruction II.L. of Form F-10, as applicable. Any reference in this Agreement to the Registration Statement, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Securities Act, as of the effective date of the Registration Statement or the date of such Preliminary Prospectus or the Prospectus, as the case may be, and any reference to “amend,” “amendment” or “supplement” with respect to the Registration Statement, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any documents filed after such date under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”) that are deemed to be incorporated by reference therein. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Registration Statement and the Prospectus.

2.   Purchase of the Securities by the Underwriters.

(a) TR Finance, on the basis of the representations, warranties and agreements herein contained and subject to the terms and conditions herein set forth, agrees to issue and sell the Securities to the several Underwriters as provided in this Agreement, and each Underwriter, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, to purchase from TR Finance the aggregate principal amount of Notes set forth opposite such Underwriter’s name on Schedule I hereto at a price equal to 99.789% of the principal amount thereof with respect to the 2028 Notes and at a price equal to 99.306% of the principal amount thereof with respect to the 2033 Notes, in each case, plus accrued interest, if any, from September 17, 2026 to but excluding the Closing Date. TR Finance will not be obligated to deliver any of the Securities except upon payment for all the Securities to be purchased as provided herein.

(b) TR Finance understands that the Underwriters intend to make an offering of the Securities on the terms set forth in the Prospectus and Canadian Final Prospectus. TR Finance acknowledges and agrees that the Underwriters may offer and sell Securities to or through any affiliate of an Underwriter and that any such affiliate may offer and sell Securities purchased by it to or through any Underwriter; provided that (i) such offers and sales are made on the basis of the representations, warranties and agreements of the Underwriters and otherwise in accordance with the provisions of this Agreement as if such affiliates were named as Underwriters hereunder and (ii) such Underwriter shall be responsible for any actions of its affiliates.

(c) Payment for and delivery of the Securities will be made at the offices of Cravath, Swaine & Moore LLP, 375 Ninth Avenue, New York, New York 10001, at 9:00 A.M., New York City time, on September 17, 2026, or at such other time or place on the same or such other date, not later than the fifth business day thereafter, as the Representatives and TR Finance may agree upon in writing. The time and date of such payment and delivery is referred to herein as the “Closing Date.”

(d) Payment for the Securities shall be made by wire transfer in immediately available funds to the account(s) specified by TR Finance to the Representatives against delivery to the nominee of The Depository Trust Company (“DTC”), for the respective accounts of the several Underwriters, of one or more global notes representing the Notes, with any transfer taxes payable in connection with the sale of the Securities duly paid by TR Finance.

(e) TR Finance, the Company and the other Guarantors acknowledge and agree that the Underwriters are acting solely in the capacity of arm’s-length contractual counterparties to TR Finance, the Company and the other Guarantors with respect to the offering of Securities contemplated hereby (the “Offering”) (including in connection with determining the terms of the Offering) and not as a financial advisor or a fiduciary to, or an agent of, TR Finance, the

Company, the Guarantors or any other person. Additionally, no Underwriter is advising TR Finance, the Company, the other Guarantors or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction pursuant to this Agreement. TR Finance, the Company and the Guarantors shall consult with their own advisors concerning such matters and shall be responsible for making their own independent investigation and appraisal of the Transactions, and no Underwriter shall have any responsibility or liability to TR Finance, the Company or the Guarantors with respect thereto. Any review by the Underwriters of TR Finance, the Company, the Guarantors, the Transactions or other matters relating to such Transactions will be performed solely for the benefit of the Underwriters and shall not be on behalf of TR Finance, the Company or the Guarantors.

3. Representations and Warranties of TR Finance, the Company and the other Guarantors. TR Finance, the Company and the other Guarantors jointly and severally represent, warrant and agree (i) on and as of the date hereof and (ii) on and as of the Closing Date that:

(a)

(i) TR Finance, the Company and the other Guarantors have prepared and filed with the Commission the Registration Statement on Form F-10 and Form F-3, including a related Preliminary Prospectus, for registration under the Securities Act of the Securities in connection with the Offering and, in the case of the Company, an appointment of agent for service of process for the Company on Form F-X in conjunction with the filing of the Registration Statement with the Commission, and have caused the U.S. Trustee to prepare and file with the Commission a Form T-1 (the “Form T-1”) under the TIA (as defined below). The Registration Statement, including any amendments thereto filed prior to the time of execution and delivery of this Agreement, including the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including exhibits to the Registration Statement and all documents incorporated by reference in the prospectus contained therein, each in the form hereto delivered or to be delivered to the Representatives, has been declared effective by the Commission in such form and any request on the part of the Commission or any other federal, state or local or governmental or regulatory agency, authority or instrumentality or court or arbitrator (“Other Agency”) for the amending or supplementing of the Offer Materials (as defined herein) or for additional information will have been complied with. TR Finance and the Company have filed with the Commission, pursuant to Rule 424(b) or General Instruction II.L. of Form F-10, as applicable, a preliminary prospectus supplement relating to the offering of the Securities; no other document with respect to the Registration Statement has heretofore been filed or transmitted for filing with the Commission, except for any documents filed with the Commission subsequent to the date of such effectiveness in the form heretofore delivered to the Representatives. As filed, the Prospectus shall contain all information required by the Securities Act and the Exchange Act and the rules and regulations of the Commission thereunder. The Company and TR Finance meet the conditions for the use of Form F-10 and Form F-3, respectively, with respect to the Registration

Statement in connection with the Offering as contemplated by this Agreement and TR Finance is eligible to file a short form prospectus with the Reviewing Authority and the Qualifying Authorities.

(ii) (w) The Registration Statement and any amendment thereto, as of the date hereof, the Preliminary Prospectus and the Canadian Base Prospectus (together with any supplement or amendment thereto), as of the date of the Registration Statement, and the date it is first used, as applicable, and the Canadian Final Offering Memorandum at the time first used by the Underwriters to confirm sales of the Notes, will comply in all material respects with the Securities Act and applicable Canadian Securities Laws, as applicable, (x) the Registration Statement and any amendment thereto, as of the Closing Date, and the Prospectus, the Canadian Final Prospectus and the Canadian Final Offering Memorandum (together with any supplement or amendment thereto), as of its date and as of the Closing Date, as applicable, will comply in all material respects with the Securities Act and applicable Canadian Securities Laws, as applicable, (y) the Registration Statement and any amendment thereto, as of the Closing Date, did not contain, and will not contain, any untrue statement of a material fact and did not omit, and will not omit, to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and (z) the Preliminary Prospectus and the Canadian Base Prospectus (together with any supplement or amendment thereto), as of the date of the Registration Statement and the date it is first used, as applicable, the Canadian Preliminary Offering Memorandum, as of the date it is first used, and the Prospectus, the Canadian Final Prospectus (together with any supplement or amendment thereto) and the Canadian Final Offering Memorandum, as of its date and as of the Closing Date, as applicable, will not contain, any untrue statement of a material fact or any “misrepresentation” (as such term is defined under applicable Canadian Securities Laws) and did not omit, and will not omit, to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that TR Finance, the Company and the other Guarantors make no representation or warranty with respect to (i) that part of the Registration Statement that constitutes the Statement of Eligibility and Qualification (Form T-1) of the U.S. Trustee under the Trust Indenture Act of 1939, as amended, and the rules and regulations of the Commission applicable to indentures qualified thereunder (collectively, the “TIA”) and TR Finance, the Company and the other Guarantors make no representation or warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished to TR Finance in writing by such Underwriter expressly for use in the Registration Statement, the Preliminary Prospectus, the Canadian Base Prospectus, the Prospectus, the Canadian Final Prospectus or the Canadian Offering Memorandum (or any supplement or amendment thereto) (the “Underwriter Information”), it being understood that the Underwriter Information in the Registration Statement, the Preliminary Prospectus, the Canadian Base Prospectus, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum shall include only the names and the contact information of the Underwriters on the back cover of the Preliminary Prospectus, the Canadian Base Prospectus, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum and the information referred to in Section 7(b);

(b) As of the date hereof and the Closing Date, the Offer Materials other than the Preliminary Prospectus, the Canadian Base Prospectus, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum at such date (i) complied and will comply in all material respects with all applicable requirements of the laws of those jurisdictions in which the Offering is or will be made pursuant to this Agreement and (ii) when taken together with the Preliminary Prospectus, the Canadian Base Prospectus, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum, as applicable, as then amended or supplemented, did not and will not contain any untrue statement of a material fact or any “misrepresentation” (as such term is defined under applicable Canadian Securities Laws) or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with the Underwriter Information;

(c) Each of the Registration Statement, the Preliminary Prospectus, the Canadian Base Prospectus, the Prospectus, the Canadian Final Prospectus, the Canadian Offering Memorandum and the other Offer Materials, as amended or supplemented at such date, comply, and at all times during the Offering will comply, in all material respects, with the applicable requirements of the Securities Act, the Exchange Act, applicable Canadian Securities Laws and the TIA, and with all applicable rules or regulations of the Commission, any Qualifying Authority and any Other Agency, including applicable “blue sky” or similar securities laws;

(d) The documents incorporated by reference in the Registration Statement, the Preliminary Prospectus, the Canadian Base Prospectus, the Prospectus, the Canadian Final Prospectus, the Canadian Offering Memorandum and the other Offer Materials, each as amended or supplemented at such date, when they became effective or were or are filed with the Commission or the Reviewing Authority, as the case may be, conformed, and any documents so filed and incorporated by reference after the date of this Agreement and on or prior to the Closing Date will conform, when they are filed with the Commission or the Reviewing Authority, as the case may be, in all material respects to the requirements of the Exchange Act, applicable Canadian Securities Laws and with all applicable rules or regulations of any Other Agency, and none of such incorporated documents contained any untrue statement of a material fact or any “misrepresentation” (as such term is defined under applicable Canadian Securities Laws) or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and any further documents so filed and incorporated by reference in the Registration Statement, the Preliminary Prospectus, the Canadian Base Prospectus, the Prospectus, the Canadian Final Prospectus, the Canadian Offering Memorandum or the other Offer Materials, when such documents become effective or are filed with the Commission or the Reviewing Authority, as the case may be, will conform in all material respects to the requirements of the Exchange Act and applicable Canadian Securities Laws, and will not contain any untrue statement of a material fact or any “misrepresentation” (as such term is defined under applicable

Canadian Securities Laws) or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(e) TR Finance, the Company and the other Guarantors (including their agents and representatives, other than the Underwriters in their capacity as such) have not prepared, made, used, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any “written communication” (as defined in Rule 405 under the Securities Act) that constitutes an offer to sell or solicitation of an offer to purchase the Securities (each such communication by TR Finance, the Company and the other Guarantors or their agents and representatives (other than a communication referred to in clauses (i), (ii) and (iii) below) an “Issuer Free Writing Prospectus”) other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the Securities Act or Rule 134 under the Securities Act, (ii) any Preliminary Prospectus, (iii) the Prospectus, (iv) the Canadian Base Prospectus, (v) the Canadian Final Prospectus, (vi) the Canadian Offering Memorandum and (vii) any electronic road show or other written communications, in each case approved in writing in advance by the Underwriters. Each such Issuer Free Writing Prospectus complies in all material respects with the Securities Act, has been or will be (within the time period specified in Rule 433) filed in accordance with the Securities Act (to the extent required thereby) and, when taken together with any Preliminary Prospectus filed prior to the first use of such Issuer Free Writing Prospectus, did not at the date of such Issuer Free Writing Prospectus, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The foregoing sentence shall not apply to any statements or omissions made in reliance upon and in conformity with the Underwriter Information;

(f) All of the Offer Materials furnished to you that are filed with the Commission or the Reviewing Authority, as applicable, will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T or with the Reviewing Authority on SEDAR+;

(g) TR Finance, the Company, the other Guarantors and each other significant subsidiary of the Company have been duly organized and are validly existing and in good standing under the laws of their respective jurisdictions of organization, are duly qualified to do business and are in good standing in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, and have all power and authority necessary to own or hold their respective properties and to conduct the businesses in which they are engaged, except where the failure to be so qualified, be in good standing or have such power or authority would not, individually or in the aggregate, have a material adverse effect on the business, affairs, results of operations, assets, liabilities (contingent or otherwise) or capital of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business or on the making and consummation of the Offering and the transactions contemplated hereby including the performance by TR Finance, the Company and the other Guarantors of their obligations under the Securities (a “Material Adverse Effect”); and the subsidiaries listed in Schedule II hereto under the heading “List of Significant Subsidiaries” are the only significant subsidiaries of the Company;

(h) TR Finance and the Company have the capitalization as set forth or incorporated by reference in the Time of Sale Information, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum, each as amended or supplemented at such date, under the headings “Capitalization and Indebtedness of TR Finance” and “Capitalization and Indebtedness of TRC”, respectively, and all the outstanding shares of capital stock or other equity interests of TR Finance and the Guarantors (other than the Company) have been duly authorized and validly issued, are fully paid and non-assessable (except as otherwise described in the Time of Sale Information, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum, each as amended or supplemented at such date) and are owned directly or indirectly by the Company, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim of any third party;

(i) TR Finance, the Company and each of the other Guarantors have full right, power and authority to take, and have duly taken, all necessary action to authorize, as applicable, (i) the Offering and the incurrence of indebtedness in connection therewith, (ii) the issuance, execution, delivery and performance of the Notes by TR Finance and the issuance and performance of the Guarantees by the Guarantors and (iii) the execution, delivery and performance by TR Finance, the Company and the other Guarantors, as applicable, of (1) this Agreement and the consummation of the transactions contemplated by this Agreement and the Offer Materials and (2) the Indenture; and TR Finance, the Company and the other Guarantors have duly taken, or will take, all necessary corporate action to authorize any amendments or supplements to, or modification of, the Offering and the Offer Materials;

(j) This Agreement has been duly authorized, executed and delivered by TR Finance, the Company and each of the other Guarantors and, assuming that this Agreement is a valid and legally binding obligation of the Underwriters, constitutes a valid and legally binding obligation of TR Finance, the Company and each of the other Guarantors enforceable against them in accordance with its terms, except as enforceability may be limited by the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing (the “Enforceability Exceptions”) and except as the enforceability of the indemnity provisions thereof may be limited by considerations of public policy; and this Agreement conforms in all material respects to the description thereof contained in the Time of Sale Information, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum;

(k) The Notes have been duly authorized by TR Finance, and, when duly executed, authenticated, issued and delivered as provided in the Indenture and paid for by the Underwriters in accordance with the terms hereof, will be validly issued and outstanding and will constitute valid and legally binding obligations of TR Finance enforceable against TR Finance in accordance with their terms, subject to the Enforceability Exceptions, and will be entitled to the benefits of the Indenture; and the Notes conform in all material respects to the description thereof contained in the Time of Sale Information, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum;

(l) The Guarantees have been duly authorized by each of the Guarantors, and, when the Notes have been duly executed, authenticated, issued and delivered as provided in the

Indenture and in accordance with the terms hereof, the Guarantees will be valid and legally binding obligations of each of the Guarantors, enforceable against each of the Guarantors in accordance with their terms, subject to the Enforceability Exceptions, and will be entitled to the benefits of the Indenture; and the Guarantees conform in all material respects to the description thereof contained in the Time of Sale Information, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum;

(m) The Base Indenture has been duly authorized by TR Finance, the Company and each of the other Guarantors, has been duly qualified under the TIA, has been duly executed and delivered in accordance with its terms by TR Finance, the Company, the other Guarantors and the Trustee and constitutes a valid and legally binding agreement of TR Finance, the Company and each of the other Guarantors, enforceable against TR Finance, the Company and each of the other Guarantors in accordance with its terms, subject to the Enforceability Exceptions; the Supplemental Indenture has been duly authorized by TR Finance, the Company and each of the other Guarantors, has been duly qualified under the TIA and, when the Supplemental Indenture has been duly executed and delivered in accordance with its terms by TR Finance, the Company, the other Guarantors and the Trustee, will constitute a valid and legally binding agreement of TR Finance, the Company and each of the other Guarantors, enforceable against TR Finance, the Company and each of the other Guarantors in accordance with its terms, subject to the Enforceability Exceptions; and no registration, filing or recording of the Base Indenture or the Supplemental Indenture under the laws of Canada or any province thereof is necessary in order to preserve or protect the validity or enforceability of the Base Indenture, the Supplemental Indenture or the Securities issued thereunder;

(n) Since the date of the most recent financial statements of the Company included or incorporated by reference in the Time of Sale Information, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum, (i) there has not been any change in the capital stock of the Company or any of its significant subsidiaries, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on any class of capital stock, or any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, properties, management, financial position or results of operations of the Company and its subsidiaries taken as a whole; and (ii) neither the Company nor any of its subsidiaries has entered into any transaction or agreement that is material to the Company and its subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Company and its subsidiaries taken as a whole, except in each case as otherwise disclosed in the Time of Sale Information, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum; neither the Company nor any of its subsidiaries has received any notice of cancellation or termination with respect to any collective bargaining agreement to which it is a party, except as would not be reasonably expected to have a Material Adverse Effect;

(o) The making and consummation by TR Finance, the Company and the other Guarantors, as applicable, of the Offering, and the execution, delivery and performance by TR Finance, the Company and each of the other Guarantors of this Agreement, the issuance, execution, delivery and performance of the Securities by TR Finance, the issuance and performance of the Guarantees by the Guarantors, the execution, delivery and performance of the Indenture by TR Finance, the Company and the other Guarantors, and the making and consummation by TR Finance, the Company and the other Guarantors, as applicable, of the Transactions contemplated hereby, do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, result in the termination, modification or acceleration of, or result in the creation or imposition of any lien, charge or encumbrance upon any property or asset of the Company or any of its significant subsidiaries pursuant to any indenture, note, mortgage or deed of trust, loan or credit agreement or other agreement or instrument to which the Company or any of its significant subsidiaries is a party or by which the Company or any of its significant subsidiaries is bound or to which any of the property or assets of the Company or any of its significant subsidiaries is subject, (ii) result in any violation of the provisions of the charter or by-laws or similar organizational documents of the Company or any of its significant subsidiaries or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of the Commission, the Reviewing Authority or any Other Agency having jurisdiction over the Company or any of its significant subsidiaries or any of their respective properties or assets, except, in the case of clauses (i) and (iii) above, for any such conflict, breach, violation, default, lien, charge or encumbrance that would not, individually or in the aggregate have a Material Adverse Effect;

(p) No consent, approval, authorization, order, registration, qualification or other action of, or filing with or notice to, the Commission, the Reviewing Authority or any Other Agency is required in connection with the making and consummation by TR Finance, the Company and the other Guarantors, as applicable, of the Offering , the execution, delivery and performance by TR Finance, the Company and each of the other Guarantors of this Agreement, the issuance, execution, delivery and performance of the Securities by TR Finance, the issuance and performance of the Guarantees by the Guarantors, the execution, delivery and performance of the Indenture by TR Finance, the Company and the other Guarantors, and the making and consummation by TR Finance, the Company and the other Guarantors, as applicable, of the Transactions contemplated hereby, except such as have been obtained or made, or will have been obtained or made prior to the Closing Date in accordance with the provisions of this Agreement, under the Securities Act, Canadian Securities Laws and the TIA, the filing of a Form 45-106F1 (together with the Canadian Offering Memorandum, as may be required) within 10 days after the date of issue and sale of the Notes in the Qualifying Canadian Jurisdictions and the payment of any fees related thereto and such as may be required under the blue sky laws of any jurisdiction in connection with the offer and sale of the Securities pursuant to the Offering;

(q) No stop order suspending the distribution of the Securities or the effectiveness of the Registration Statement or any part thereof shall have been issued, and no restraining order or denial of an application for approval has been issued and no proceedings, litigation or investigation have been initiated or, to the best knowledge of the Company, threatened before the Commission, any Qualifying Authority or any Other Agency relating to the Securities;

(r) The Company is subject to and in full compliance with the reporting requirements of Section 13 or Section 15(d) of the Exchange Act and in connection with the Offering, the Company has complied, and will continue to comply, in all material respects with the applicable provisions of the Exchange Act, including, without limitation, Section 10(b) of the Exchange Act and Rule 10b-5 thereunder;

(s) The Company’s financial statements and the related notes thereto included or incorporated by reference in the Registration Statement, the Time of Sale Information, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum, each as amended or supplemented at such date, comply in all material respects with the requirements of the Securities Act, the Exchange Act and applicable Canadian Securities Laws and present fairly in all material respects the financial position of the Company and its subsidiaries as of the dates indicated and the results of their operations and their cash flows for the periods specified; such financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and the supporting schedules included or incorporated by reference in the Time of Sale Information, the Registration Statement, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum, each as amended or supplemented at such date, present fairly the information required to be stated therein; and the other financial information included or incorporated by reference in the Time of Sale Information, the Registration Statement, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum, each as amended or supplemented at such date, have been derived from the accounting records of the Company and its subsidiaries (except as such financial information relates to illustrative effects of the Offering) and presents fairly the information shown thereby; the interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Time of Sale Information, the Registration Statement and the Prospectus, each as amended or supplemented at such date, fairly presents the information called for in all material respects and is prepared in accordance with the Commission’s rules and guidelines applicable thereto;

(t) No relationship, direct or indirect, exists between or among the Company or any of its subsidiaries, on the one hand, and the directors, officers, shareholders, or other affiliates of the Company or any of its subsidiaries, on the other, that is required by the Securities Act or applicable Canadian Securities Laws to be described in the Time of Sale Information, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum and that is not so described in such documents;

(u) Neither the Company nor any of its subsidiaries is a party to any contract, agreement or understanding with any person (other than this Agreement) that would give rise to a valid claim against any of them or the Underwriters for a brokerage commission, finder’s fee or like payment in connection with the offering and issuance of the Securities;

(v) None of TR Finance, the Company nor any of the other Guarantors is, and after giving effect to the Offering as described in the Time of Sale Information, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum, none of them will be, required to register as an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder;

(w) Except as described in the Time of Sale Information, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum, there are no legal, governmental or regulatory investigations, actions, suits or proceedings pending to which the Company or any of its subsidiaries is or may be a party or to which any property of the Company or any of its subsidiaries is or may be the subject that, individually or in the aggregate, if determined adversely to the Company or any of its subsidiaries, could reasonably be expected to have a

Material Adverse Effect; to the knowledge of the Company, no such investigations, actions, suits or proceedings are threatened or contemplated by any governmental or regulatory authority or threatened by others; the descriptions in the Time of Sale Information, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum, of statutes, legal, governmental and regulatory proceedings and contracts and other documents are accurate in all material respects; there are no current or pending legal, governmental or regulatory actions, suits or proceedings that are required under the Securities Act or applicable Canadian Securities Laws to be described in the Time of Sale Information, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum that are not so described; there are no statutes, regulations or contracts or other documents that are required under the Securities Act or applicable Canadian Securities Laws to be filed as exhibits to the Registration Statement or described in the Time of Sale Information, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum that are not so filed; and the descriptions in the Time of Sale Information, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum of statutes, legal, governmental and regulatory proceedings and contracts and other documents are accurate in all material respects;

(x) The Company and its significant subsidiaries have good and marketable title in fee simple to, or have valid rights to lease or otherwise use, all items of real and personal property that are material to the respective businesses of the Company and its subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and its subsidiaries or (ii) could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect except such as are described in the Time of Sale Information, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum;

(y) (i) The Company and its significant subsidiaries own or have the right to use all patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, domain names and other source indicators, copyrights and copyrightable works, know-how, trade secrets, systems, procedures, proprietary or confidential information and all other worldwide intellectual property, industrial property and proprietary rights (collectively, “Intellectual Property”) used in the conduct of their respective businesses; (ii) to the knowledge of the Company, the Company and its subsidiaries’ conduct of their respective businesses does not infringe, misappropriate or otherwise violate any Intellectual Property of any person; (iii) the Company and its subsidiaries have not received any written notice of any claim relating to Intellectual Property; and (iv) to the knowledge of the Company, the Intellectual Property of the Company and its subsidiaries is not being infringed, misappropriated or otherwise violated by any person, except in each case as would not, individually or in the aggregate, have a Material Adverse Effect;

(z) None of the Company, TR Finance, the other Guarantors or any of the Company’s significant subsidiaries is (i) in violation of its charter or by-laws or similar organizational documents; (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the

Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject; or (iii) in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (ii) and (iii) above, for any such default or violation that would not, individually or in the aggregate, have a Material Adverse Effect;

(aa) PricewaterhouseCoopers LLP (“PwC”), who has certified certain financial statements of the Company and its subsidiaries, is an independent registered public accounting firm with respect to the Company and its subsidiaries within the applicable rules and regulations adopted by the Commission and the Public Company Accounting Oversight Board (United States) and as required by the Securities Act and is independent with respect to the Company within the meaning of the Canadian Securities Law;

(bb) The Company and its significant subsidiaries have (i) filed all income tax returns required to be filed through the date hereof, except insofar as the failure to file such income tax returns would not result in a Material Adverse Effect, and (ii) paid or accounted for or made provision for all U.S. and Canadian federal, state, provincial, territorial, local and foreign income taxes through the date hereof to the extent such income taxes have become due or have been alleged to be due, except assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided, and except where the failure to do so would not have a Material Adverse Effect; and except as otherwise disclosed in the Time of Sale Information, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum, there is no material tax deficiency that has been asserted in writing by a taxing authority against the Company or any of its significant subsidiaries or any of their respective properties or assets which have not otherwise been provided for by the Company and its significant subsidiaries on a consolidated basis;

(cc) There are no stamp or other issuance or transfer taxes or duties or other similar fees or charges required to be paid by or on behalf of the Underwriters in Canada or any political subdivision or taxing authority thereof in connection with the execution and delivery of this Agreement or the offer or issuance of the Securities;

(dd) All payments to be made by TR Finance, the Company or the other Guarantors to a Underwriter under, on or by virtue of the execution delivery, performance or enforcement of this Agreement, under the current laws and regulations of the United States or Canada or any political subdivision thereof (each, a “Taxing Jurisdiction”), will not be subject to withholding taxes or any similar duties, levies, deductions, or charges collected by means of withholding under the current laws and regulations of the Taxing Jurisdiction (and without the necessity of obtaining any governmental authorization in the Taxing Jurisdiction), except to the extent such withholding taxes or similar duties, levies, deductions, or charges (i) were imposed due to a connection of such Underwriter with the Taxing Jurisdiction other than connections arising from such Underwriter having executed, delivered, become party to, performed its obligations under, received payments under or enforced this Agreement; (ii) would not have been imposed but for the failure of such Underwriter to comply with any reasonable certification, identification or other reporting requirements concerning the nationality, residence, identity or connection with the Taxing Jurisdiction of such Underwriter if such compliance is required or imposed by law as a precondition to an exemption from, or reduction in, such withholding taxes or similar duties, levies, deductions, or charges; or (iii) were income, franchise, or other similar taxes, in each case imposed on the overall net income of any Underwriter as a result of such Underwriter being organized under the laws of, or having its principal office located in the Taxing Jurisdiction, and assuming that (i) the Underwriter does not receive such payment in respect of services rendered in Canada as contemplated by subsection 105(1) of the regulations to the Income Tax Act (Canada) (“Tax Act”) and (ii) such payments are reasonable in the circumstances and are (x) payable in respect of services performed in the ordinary course of business carried on by the Underwriter that includes the performance of such services for a fee, and further provided that the payor deals with the Underwriter at arm’s length for purposes of the Tax Act, or (y) payable in satisfaction of a specific expense incurred by the Underwriter for the performance of a service that was for the benefit of the payer;

(ee) TR Finance is not a resident of Canada for purposes of the Tax Act;

(ff) (i) Each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), for which the Company or any member of its “Controlled Group” (defined as any organization which is a member of a controlled group of corporations within the meaning of Section 414 of the Internal Revenue Code of 1986, as amended (the “Code”)) would have any liability (each, a “Plan”) has been maintained in compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Code; (ii) no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Plan excluding transactions effected pursuant to a statutory or administrative exemption; (iii) for each Plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA, no Plan has failed (whether or not waived), or is reasonably expected to fail, to satisfy the minimum funding standards (within the meaning of Section 302 of ERISA or Section 412 of the Code) applicable to such Plan; (iv) no Plan is, or is reasonably expected to be, in “at risk status” (within the meaning of Section 303(i) of ERISA) or “endangered status” or “critical status” (within the meaning of Section 305 of ERISA); (v) no “reportable event” (within the meaning of Section 4043(c) of ERISA) has occurred or is reasonably expected to occur; (vi) each Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and, to the knowledge of the Company, nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification and (vii) neither the Company nor any member of the Controlled Group has incurred, nor reasonably expects to incur, any liability under Title IV of ERISA (other than contributions to the Plan or premiums to the Pension Benefit Guaranty Corporation, in the ordinary course and without default) in respect of a Plan (including a “multiemployer plan”, within the meaning of Section 4001(a)(3) of ERISA), except in each case with respect to the events or conditions set forth in clauses (i) through (vii) hereof, as would not, individually or in the aggregate, have a Material Adverse Effect;

(gg) No labor disturbance by or dispute with employees of the Company or any of its subsidiaries exists or, to the best knowledge of the Company is contemplated or threatened and the Company is not aware of any existing or imminent labor disturbance by, or dispute with, the employees of any of its or its subsidiaries’ principal suppliers, contractors or customers, except as would not have a Material Adverse Effect;

(hh) The Company (or its subsidiaries) have insurance covering properties, operations, personnel and businesses of the Company and its subsidiaries, including business interruption insurance, which insurance is in amounts and insures against such losses and risks as are adequate to protect the Company and its subsidiaries and their respective businesses; and, except as would not have a Material Adverse Effect, neither the Company nor any of its subsidiaries has (i) received notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance or (ii) any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage at reasonable cost from similar insurers as may be necessary to continue its business;

(ii) The Company and its significant subsidiaries possess all licenses, sub-licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, state, provincial, territorial, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the Time of Sale Information, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum, except where the failure to possess or make the same would not, individually or in the aggregate, have a Material Adverse Effect; and except as described in the Time of Sale Information, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum, and except as would not have a Material Adverse Effect, neither the Company nor any of its subsidiaries has received notice of any revocation or modification of any such license, sub-license, certificate, permit or authorization or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course;

(jj) None of TR Finance, the Company, the other Guarantors or any of their directors, officers, employees or agents has taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the Offering;

(kk) Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, employee, agent, affiliate or other person associated with or acting on behalf of the Company or any of its subsidiaries has within the last five years (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic government or regulatory official or employee, including of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada) or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offence under the Bribery Act 2010 of the United Kingdom, or any other applicable anti-bribery or anti-corruption laws; or (iv) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. The Company and its subsidiaries have instituted, and maintain and enforce, policies and procedures designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption laws;

(ll) The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Criminal Code (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), and the applicable money laundering statutes of all jurisdictions where the Company or any of its subsidiaries conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental or regulatory agency (collectively, the “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental or regulatory agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened;

(mm) Neither the Company nor any of its subsidiaries, nor, to the knowledge of the Company, any directors, officers, employees, agent, or affiliate or other person associated with or acting on behalf of the Company or any of its subsidiaries is currently the target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person” or pursuant to the U.S. Iran Sanctions Act, as amended), Global Affairs Canada, Public Safety Canada, the United Nations Security Council, the European Union, the United Kingdom, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any of its subsidiaries located, organized or resident in a country or territory that is the target of comprehensive Sanctions, including the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, the “non-government controlled” regions of Kherson and Zaporizhzhia of Ukraine, Cuba, Iran and North Korea (each, a “Sanctioned Country”); and since April 24, 2019, the Company and its subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the target of Sanctions or with any Sanctioned Country, except for dealings or transactions involving news and journalistic activities which are authorized, licensed or exempt under applicable laws and regulations. The representations and warranties given under this Section 3(mm) shall not apply to any party insofar as such representation or warranty would result in a violation or conflict with the Foreign Extraterritorial Measures (United States) Order, 1992;

(nn) No person has the right to require the Company or any of its subsidiaries to register any securities for sale under the Securities Act, or file a prospectus under Canadian Securities Laws, by reason of the filing of the Prospectus with the Commission, filing the Canadian Final Prospectus with the Reviewing Authority, or the issuance of the Notes or the Guarantees and the consummation of the Offering;

(oo) The making or consummation of the Offering, the consummation of the other transactions contemplated by this Agreement and the Offer Materials or the issuance and delivery of the Securities, as described in the Time of Sale Information, the Prospectus, the Canadian

Final Prospectus and the Canadian Offering Memorandum, will not violate Regulation T, U or X of the Board of Governors of the Federal Reserve System or any other regulation of such Board of Governors;

(pp) No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) and no forward-looking information (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) included or incorporated by reference in the Time of Sale Information, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum, as applicable, has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith;

(qq) Nothing has come to the attention of the Company that has caused the Company or the Guarantors to believe that the industry statistical and market-related data included or incorporated by reference in the Time of Sale Information, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum, is not based on or derived from sources that are reliable and accurate in all material respects;

(rr) None of TR Finance, the Company or the other Guarantors is an “ineligible issuer” as defined under the Securities Act, at the times specified in the Securities Act in connection with the issuance of the Securities and the Offering. TR Finance has paid the registration fee for the issuance of the Securities pursuant to the Offering in accordance with Rule 457 under the Securities Act;

(ss) There is and has been no failure on the part of either the Company or its directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”), including Section 402 related to loans and Sections 302 and 906 related to certifications;

(tt) The Company maintains an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act) that is designed to ensure that information required to be disclosed by the Company regarding it or its subsidiaries, in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the management of the Company as appropriate to allow timely decisions regarding required disclosure. The Company and its subsidiaries have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act and Canadian Securities Laws, respectively;

(uu) The Company, on a consolidated basis, maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) that complies with the requirements of the Exchange Act and Canadian Securities Laws and have been designed by, or under the supervision of, its principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, including, but not limited to, internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (v) interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Time of Sale Information, the Prospectus and the Canadian Final Prospectus, is prepared in accordance with the Commission’s rules and guidelines applicable thereto. Except as disclosed in the Time of Sale Information, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum, there are no material weaknesses or significant deficiencies in the internal controls of the Company;

(vv) The Company and its subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and its subsidiaries as currently conducted, free and clear, to the knowledge of the Company, of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. The Company and its subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data (“Personal Data”)) used in connection with their businesses, and there have been (i) no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without cost or liability or the duty to notify any other person, and (ii) nor any incidents under internal review or investigations relating to the same, except where such breach, violation, outage, unauthorized use or access, or incidents under internal review or investigation relating to the same, would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and its subsidiaries are presently in material compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority having jurisdiction over the Company and its subsidiaries, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification.

Any certificate signed by any officer of TR Finance, the Company or any other Guarantor and delivered to you or your counsel in connection with the Offering shall be deemed a representation and warranty by TR Finance, the Company or such Guarantor, as applicable, as to matters covered thereby, to you.

4.  Further Agreements of TR Finance, the Company and the other Guarantors. Each of TR Finance, the Company and the other Guarantors jointly and severally covenants and agrees with each Underwriter that:

(a) Required Filings. Prior to the termination of the Offering, neither TR Finance nor the Company will file any amendment to the Registration Statement or supplement (including the Prospectus, Canadian Base Prospectus, Canadian Final Prospectus or any Preliminary

Prospectus) unless TR Finance has furnished to the Representatives a copy for its review prior to filing and will not file any such proposed amendment or supplement to which the Representatives reasonably object. TR Finance and the Company will prepare the Canadian Final Prospectus (consisting of a supplement to the Canadian Base Prospectus) in accordance with the requirements of Canadian Securities Laws and a supplement to the Base Prospectus consisting of the supplement to the Canadian Base Prospectus modified as required or permitted by Form F-10 or Form F-3, in each case in a form approved by the Representatives and (i) TR Finance will file such Canadian Final Prospectus with the Qualifying Authorities pursuant to the Canadian Securities Laws not later than the close of business on the second Business Day following the execution and delivery of this Agreement or, if applicable, such earlier time as may be required by Canadian Securities Laws, and (ii) TR Finance and the Company will file such supplement to the Base Prospectus with the Commission pursuant to Rule 424(b) or General Instruction II.L. of Form F-10, as applicable, not later than the Commission’s close of business on the next Business Day following such filing with the Qualifying Authorities or, if applicable, such earlier time as may be required by such Rule 424(b) or General Instruction II.L. of Form F-10 or as may be required by Canadian Securities Laws; to make no further amendment or supplement to the Registration Statement, the Base Prospectus, Canadian Final Prospectus, the Preliminary Prospectus or the Canadian Offering Memorandum after the date of this Agreement and prior to the Closing Date unless such amendment or supplement is approved by the Representatives after reasonable notice thereof (which approval shall not be unreasonably withheld); to advise the Representatives promptly of any such amendment or supplement relating to, or affecting, the Securities after such Closing Date and furnish the Representatives with copies thereof, to file promptly with the Qualifying Authorities all necessary marketing materials required to be filed under Canadian Securities Laws and all documents required to be filed by TR Finance and the Company with the Qualifying Authorities that are deemed to be incorporated by reference into the Canadian Final Prospectus and the Base Prospectus and with the Commission all reports and any definitive proxy or information statements required to be filed by TR Finance or the Company with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case, for so long as the delivery of a prospectus is required in connection with the offering or sale of such Securities, and during such same period to advise the Representatives, promptly after it receives notice thereof, of the time when any amendment to the Canadian Base Prospectus, the Canadian Final Prospectus, the Base Prospectus or the Registration Statement has been filed or becomes effective or any supplement to the Canadian Base Prospectus, the Base Prospectus, the Canadian Final Prospectus, the Prospectus or any amended prospectus has been filed with the Qualifying Authorities or the Commission, of the issuance by any Qualifying Authority or the Commission of any stop order or of any order preventing or suspending the use of any prospectus, relating to the Securities, of the suspension of the qualification of such Securities for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by any Qualifying Authority or the Commission for the amending or supplementing of the Canadian Base Prospectus, the Base Prospectus, the Registration Statement, the Canadian Final Prospectus, the Prospectus or for additional information relating to the Securities, the Canadian Base Prospectus, the Base Prospectus, the Registration Statement, the Canadian Final Prospectus or the Prospectus; and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to use promptly its best efforts to obtain its withdrawal.

(b) Delivery of Copies. TR Finance will deliver, without charge, (i) to the Representatives, upon request, two signed copies of the Registration Statement and the Canadian Final Prospectus, each as originally filed and each amendment thereto, in each case including all exhibits and consents filed therewith and documents incorporated by reference therein; and (ii) to each Underwriter (A) a conformed copy of the Registration Statement and the Canadian Final Prospectus, each as originally filed and each amendment thereto, in each case including all exhibits and consents filed therewith and (B) during the Prospectus Delivery Period (as defined below), as many copies of the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum (including all amendments and supplements thereto and documents incorporated by reference therein) and each Issuer Free Writing Prospectus as the Representatives may reasonably request. As used herein, the term “Prospectus Delivery Period” means such period of time after the first date of the public offering of the Securities as in the opinion of counsel for the Underwriters a prospectus relating to the Securities is required to be delivered under the Securities Act or under Canadian Securities Law (or required to be delivered but for Rule 172 under the Securities Act) in connection with sales of the Securities by any Underwriter or dealer.

(c) Amendments or Supplements; Issuer Free Writing Prospectuses. During the Prospectus Delivery Period, before making, preparing, using, authorizing, approving, referring to or filing any Issuer Free Writing Prospectus, and before filing any amendment or supplement to the Registration Statement, the Prospectus or the Canadian Final Prospectus, TR Finance will furnish to the Representatives and counsel for the Underwriters a copy of the proposed Issuer Free Writing Prospectus, amendment or supplement for review and, except as required by applicable law, will not make, prepare, use, authorize, approve, refer to or file any such Issuer Free Writing Prospectus or file any such proposed amendment or supplement to which the Representatives reasonably object.

(d) Notice to the Representatives. TR Finance will advise the Representatives promptly, and confirm such advice in writing, (i) when any amendment to the Registration Statement has become effective; (ii) when any supplement to the Prospectus or the Canadian Final Prospectus or any amendment to the Prospectus or the Canadian Final Prospectus or any Issuer Free Writing Prospectus has been filed; (iii) of any request by the Commission, the Reviewing Authority or any Other Agency for any amendment to the Registration Statement or any amendment or supplement to the Prospectus or the Canadian Final Prospectus or the receipt of any comments from the Commission, the Reviewing Authority or any Other Agency relating to the Registration Statement or any other request by the Commission, the Reviewing Authority or any Other Agency for any additional information; (iv) of the receipt by TR Finance or the Company of any order of the Commission, the Reviewing Authority or any Other Agency suspending the effectiveness of the Registration Statement or preventing or suspending the use of any Preliminary Prospectus, the Canadian Base Prospectus, any of the Time of Sale Information, the Prospectus, the Canadian Final Prospectus or the Canadian Offering Memorandum or the initiation or threatening of any proceeding for that purpose or pursuant to Section 8A of the Securities Act; (v) of the occurrence of any event within the Prospectus Delivery Period as a result of which the Prospectus, the Canadian Final Prospectus, the Canadian Offering Memorandum, the Time of Sale Information or any Issuer Free Writing Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances existing when the Prospectus, the Canadian Final Prospectus, the Canadian Offering Memorandum, the Time of Sale Information or any such Issuer Free Writing Prospectus is delivered to a purchaser, not misleading; (vi) of the receipt by TR Finance or the Company of any notice of objection of the Commission to the use of the Registration Statement or any posteffective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act; and (vii) of the receipt by TR Finance or the Company of any notice with respect to any suspension of the qualification of the Securities for offer and sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and TR Finance and the Company will use commercially reasonable efforts to prevent the issuance of any such order suspending the effectiveness of the Registration Statement, preventing or suspending the use of any Preliminary Prospectus, Canadian Base Prospectus, any Time of Sale Information, the Prospectus, the Canadian Final Prospectus or the Canadian Offering Memorandum or suspending any such qualification of the Securities and, if any such order is issued, will use commercially reasonable efforts to obtain as soon as possible the withdrawal thereof.

(e) Time of Sale Information. If at any time prior to the Closing Date (i) any event shall occur or condition shall exist as a result of which the Time of Sale Information or the Canadian Base Prospectus, as then amended or supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (ii) it is necessary to amend or supplement the Time of Sale Information or the Canadian Base Prospectus to comply with law, TR Finance will immediately notify the Underwriters thereof and promptly prepare and, subject to paragraph (c) above, file with the Commission and the Qualifying Authorities (to the extent required) and furnish to the Underwriters and to such dealers as the Representatives may designate, such amendments or supplements to the Time of Sale Information or the Canadian Base Prospectus (or any document to be filed with the Commission or the Qualifying Authorities and incorporated by reference) as may be necessary so that the statements in the Time of Sale Information or the Canadian Base Prospectus, as so amended or supplemented (including such documents to be incorporated by reference therein), will not, in the light of the circumstances under which they were made, be misleading or so that the Time of Sale Information or the Canadian Base Prospectus will comply with law.

(f) Ongoing Compliance. If during the Prospectus Delivery Period (i) any event shall occur or condition shall exist as a result of which the Prospectus, the Canadian Final Prospectus or the Canadian Offering Memorandum, as then amended or supplemented, would include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances existing when the Prospectus, the Canadian Final Prospectus or the Canadian Offering Memorandum is delivered to a purchaser, not misleading or (ii) it is necessary to amend or supplement the Prospectus, the Canadian Final Prospectus or the Canadian Offering Memorandum to comply with law, TR Finance will immediately notify the Underwriters thereof and forthwith prepare and, subject to paragraph (c) above, file with the Commission or the Qualifying Authorities and furnish to the Underwriters and to such dealers as the Representatives may designate, such amendments or supplements to the Prospectus, the Canadian Final Prospectus or the Canadian Offering Memorandum (or any document to be filed with the Commission or the Qualifying Authorities and incorporated by reference) as may be necessary so that the statements in the Prospectus, the Canadian Final Prospectus or the Canadian Offering Memorandum, as so

amended or supplemented (including such documents to be incorporated by reference therein), will not, in the light of the circumstances existing when the Prospectus, the Canadian Final Prospectus or the Canadian Offering Memorandum is delivered to a purchaser, be misleading or so that the Prospectus, the Canadian Final Prospectus or the Canadian Offering Memorandum will comply with law.

(g) Blue Sky Compliance. TR Finance and the Company will, with cooperation from the Representatives and the counsel for the Underwriters, qualify the Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Representatives shall reasonably request and will continue such qualifications in effect so long as required for the offering and sale of the Securities but in no event longer than 180 days from the Closing Date; provided that none of TR Finance, the Company or any of the other Guarantors shall be required to (i) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify, (ii) execute or file any general consent to service of process in any such jurisdiction or take any other action that would subject itself to general service of process in such jurisdiction or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

(h) Earning Statement. TR Finance and the Company will make generally available to its security holders and the Representatives as soon as practicable an earning statement (which need not be audited) that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 of the Commission promulgated thereunder covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the “effective date” (as defined in Rule 158) of the Registration Statement.

(i) Clear Market. During the period from the date hereof through and including the Closing Date, except for the contemplated offering on a private placement basis in Canada of up to C$1,000,000,000 of senior unsecured notes disclosed in the Time of Sale Information and commercial paper issued by the Company and TR Finance, TR Finance, the Company and each of the other Guarantors will not, without the prior written consent of the Representatives, offer, sell, contract to sell or otherwise dispose of any senior debt securities issued or guaranteed by TR Finance, the Company or any of the other Guarantors and having a tenor of more than one year.

(j) Use of Proceeds. TR Finance and the Company will apply the net proceeds from the sale of the Securities as described in the Registration Statement, the Time of Sale Information, the Prospectus and the Canadian Final Prospectus under the heading “Use of Proceeds.”

(k) No Stabilization. None of TR Finance, the Company or any of the other Guarantors will take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities.

(l) Record Retention. TR Finance will, pursuant to reasonable procedures developed in good faith, retain copies of each Issuer Free Writing Prospectus that is not filed with the Commission in accordance with Rule 433 under the Securities Act.

(m) The Company will advise you promptly upon (i) the occurrence of any downgrading or (ii) its or TR Finance’s receipt of notice of (A) any downgrading, (B) any intended or potential downgrading or (C) any surveillance or review or any changed outlook that does not indicate an improvement in the rating accorded to the Securities or any securities of, or guaranteed by, the Company or TR Finance by any “nationally recognized statistical rating organization,” as such term is defined in Section 3(a)(62) of the Exchange Act or any “designated rating organization.” As such term is defined in National Instrument 25-101 – Designated Rating Organizations.

(n) TR Finance, the Company and the other Guarantors will comply with the Securities Act, the Exchange Act and Canadian Securities Laws, as applicable, in conducting the Offering and the issuance of the Securities pursuant thereto as contemplated in the Time of Sale Information, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum.

(o) TR Finance, the Company and each of the other Guarantors agree to pay any amounts owed to the Underwriters under this Agreement free and clear of, and without withholding or deduction for or on account of, any present or future taxes, levies, imposts, assessments, duties or other governmental charges (hereinafter “Taxes”) imposed or levied by or on behalf of any Taxing Jurisdiction (as defined herein) unless TR Finance, the Company or any such Guarantor, as the case may be, is required to withhold or deduct such Taxes by applicable law or by the interpretation or administration thereof. If the Company or such Guarantor, as the case may be, is so required to withhold or deduct any amount for or on account of any Taxes imposed or levied by or on behalf of any Taxing Jurisdiction from any payment to any Underwriter under this Agreement, the Company or such Guarantor, as the case may be, shall pay to such Underwriter such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by such Underwriter after such withholding or deduction (including such deductions and withholdings applicable to Additional Amounts) will not be less than the amount that would have been received by such Underwriter if such Taxes had not been withheld or deducted, provided that no Additional Amounts will be payable with respect to Taxes that (i) were imposed other than by withholding from payments under this Agreement; (ii) were imposed due to a connection of such Underwriter with the Taxing Jurisdiction other than connections arising from such Underwriter having executed, delivered, become party to, performed its obligations under, received payments under or enforced this Agreement; (iii) would not have been imposed but for the failure of such Underwriter to comply with any reasonable certification, identification or other reporting requirements concerning the nationality, residence, identity or connection with the Taxing Jurisdiction of such Underwriter if such compliance is required or imposed by law as a precondition to an exemption from, or reduction in, such Taxes; (iv) were income, franchise or other similar Taxes, in each case imposed on the overall net income of any Underwriter as a result of such Underwriter being organized under the laws of, or having its principal office located in the Taxing Jurisdiction; or (v) were imposed in respect of services rendered in Canada as contemplated by subsection 105(1) of the regulations to the Tax Act or in respect of a “management or administration fee or charge” (as defined in subsection 212(4) of the Tax Act) as contemplated by paragraph 212(1)(a) of the Tax Act. TR Finance, the Company and each of the other Guarantors, jointly and severally, further agree to indemnify and hold harmless the Underwriters against any documentary, stamp, sales, transaction or similar issue tax, including any interest and penalties, on the creation, issue and sale of the Securities, and on the execution, delivery, performance and enforcement of the Transaction Documents.

5.  Certain Agreements of the Underwriters. Each Underwriter hereby severally represents and agrees that:

(a) It has not and will not use, authorize use of, refer to, or participate in the planning for use of, any “free writing prospectus” (as defined in Rule 405 under the Securities Act) (which term includes use of any written information furnished to the Commission by TR Finance and not incorporated by reference into the Registration Statement and any press release issued by the Company) other than (i) a free writing prospectus that, solely as a result of use by such Underwriter, would not trigger an obligation to file such free writing prospectus with the Commission pursuant to Rule 433 under the Securities Act, (ii) any Issuer Free Writing Prospectus listed on Annex A or prepared pursuant to Section 4(c) above (including any electronic road show), or (iii) any free writing prospectus prepared by such Underwriter and approved by TR Finance in advance in writing.

(b) It is not subject to any pending proceeding under Section 8A of the Securities Act with respect to the Offering (and will promptly notify TR Finance if any such proceeding against it is initiated during the Prospectus Delivery Period).

(c) It has not offered or sold, directly or indirectly, and that it will not, directly or indirectly, order, sell or deliver, any of the Notes in or from Canada or to any resident of Canada; provided that the Underwriters may, in their discretion, resell such Notes to any of their Canadian investment dealer affiliates. Each Underwriter further agrees that it will include a comparable provision in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to the Notes that may be entered into by such Underwriter.

(d) Any offer or sale by any Canadian investment dealer affiliate of the Underwriters of the Notes, as contemplated in Section 5(c) above, purchased by it hereunder in Canada or to any resident of Canada shall only be effected on a private placement basis in accordance with applicable exemptions under the applicable securities laws in the relevant jurisdictions including that any such Canadian investment dealer affiliate (i) will not offer or sell the Notes purchased by it hereunder in Canada except in the Qualifying Canadian Jurisdictions and in each case will only do so in accordance with applicable securities laws in the relevant Qualifying Canadian Jurisdiction; and (ii) with respect to the Qualifying Canadian Jurisdictions, represents and agrees that (A) it has not offered, sold, distributed or delivered, and that it will not offer, sell, distribute or deliver, any Notes purchased by it hereunder, directly or indirectly in the Qualifying Canadian Jurisdictions or to any person that is resident in any Qualifying Canadian Jurisdictions for the purposes of securities laws applicable therein (including any corporation or other entity organized under the laws of any jurisdiction in Canada), except to persons who are not individuals, who are “permitted clients” as defined under National Instrument 31-103 – Registration Requirements, Exemptions and Ongoing Registrant Obligations and who are “accredited investors” as defined under National Instrument 45-106 – Prospectus Exemptions (NI 45-106) or Section 73.3(1) of the Securities Act (Ontario), as applicable, under the “accredited investor exemption” as defined in NI 45-106; and (B) neither it nor its Canadian investment dealer affiliate will distribute or deliver the Registration Statement, the Preliminary

Prospectus, the Canadian Base Prospectus, the Prospectus or the Canadian Final Prospectus or any other offering material relating to the Notes purchased by it hereunder, in the Qualifying Canadian Jurisdictions in contravention of the securities laws or regulations of the Qualifying Canadian Jurisdictions; provided that the Canadian investment dealer affiliates shall be permitted to use the Canadian Preliminary Offering Memorandum and the Canadian Final Offering Memorandum in connection with the offer and sale of the Notes in the Qualifying Canadian Jurisdictions.

(e) It and any applicable Canadian investment dealer affiliate who purchases Notes as contemplated in Section 5(c) above, have taken or will take reasonable steps to confirm that each purchaser of Notes in the Qualifying Canadian Jurisdictions is not an individual and meets the terms and conditions of the “accredited investor exemption” as defined in NI 45-106, will obtain, as necessary, and retain relevant information and documentation to evidence the steps taken to verify compliance with the exemption and provide to TR Finance as soon as reasonably practicable upon request all such information or documentation as TR Finance may reasonably request for the purpose of complying with a request from a securities regulator in the Qualifying Canadian Jurisdictions (including identifying whether the purchaser is purchasing for its own account and what category of “accredited investor” the purchaser falls under).

(f) It will deliver to TR Finance, as soon as practicable and, in any event, in sufficient time to allow TR Finance to comply with Canadian Securities Laws, all information respecting the Canadian purchasers of the Notes as required for the filing of all documents required to be filed by TR Finance in connection with the sale of the Notes pursuant to the Offering, including reports of exempt distribution on Form 45-106F1 pursuant to NI 45-106 and any equivalent form in any Qualifying Canadian Jurisdiction.

(g) None of the payments to be made to the Underwriters under this Agreement shall be for services rendered in Canada by or on behalf of their Underwriters or their affiliates.

6.  Conditions of Underwriters’ Obligations. The obligation of each Underwriter to purchase Securities on the Closing Date as provided herein is subject to the performance by TR Finance, the Company and the other Guarantors of their respective covenants and other obligations hereunder and to the following additional conditions:

(a) Registration Compliance; No Stop Order. No order suspending the effectiveness of the Registration Statement or any part thereof shall be in effect, and no proceeding for such purpose, pursuant to Rule 401(g)(2) or pursuant to Section 8A under the Securities Act shall be pending before or threatened by the Commission; the Prospectus and each Issuer Free Writing Prospectus shall have been timely filed with the Commission under the Securities Act (in the case of an Issuer Free Writing Prospectus, to the extent required by Rule 433 under the Securities Act) and in accordance with Section 4(a) hereof; the Canadian Final Prospectus shall have been timely filed with the Qualifying Authorities and no order suspending the distribution of the Securities has been issued by the Reviewing Authority or any Qualifying Authority and no proceeding for that purpose has been initiated or, to the best of the Company’s and TR Finance’s knowledge, threatened by the Reviewing Authority or any Qualifying Authority; and all requests by the Commission or the Reviewing Authority for additional information shall have been complied with to the reasonable satisfaction of the Representatives.

(b) Representations and Warranties. The representations and warranties of TR Finance, the Company and the other Guarantors contained herein shall be true and correct in on the date hereof and on and as of the Closing Date; and the statements of TR Finance, the Company and the other Guarantors and their respective officers, in each case, made in any certificates delivered pursuant to this Agreement shall be true and correct on and as of the Closing Date.

(c) No Downgrade. Subsequent to the earlier of (A) the Time of Sale and (B) the execution and delivery of this Agreement, (i) no downgrading shall have occurred in the rating accorded the Securities or any other debt securities or preferred stock issued or guaranteed by TR Finance or any of the Guarantors by any “nationally recognized statistical rating organization,” as such term is defined under Section 3(a)(62) of the Exchange Act, or any “designated rating organization,” as such term is defined in National Instrument 25-101 – Designated Rating Organizations, and (ii) no such organization shall have publicly announced that it is under surveillance or review, or has changed its outlook with respect to, its rating of the Securities or of any other debt securities or preferred stock of or guaranteed by TR Finance or any of the Guarantors (other than an announcement with positive implications of a possible upgrading).

(d) No Material Adverse Change. No event or condition of a type described in Section 3(n) hereof shall have occurred or shall exist, which event or condition is not described in the Time of Sale Information (excluding any amendment or supplement thereto), the Prospectus (excluding any amendment or supplement thereto), the Canadian Final Prospectus (excluding any amendment or supplement thereto) and the Canadian Offering Memorandum (excluding any amendment or supplement thereto) and the effect of which in the judgment of the Representatives is so material and adverse as to make it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities on the terms and in the manner contemplated by this Agreement, the Time of Sale Information, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum.

(e) Officer’s Certificate. The Representatives shall have received on and as of the Closing Date a certificate from the chief financial officer of the Company (in his capacity as such) and that is in form and substance reasonably satisfactory to the Representatives (i) confirming that, to the knowledge of such officer, the representations set forth in Sections 3(b) and 3(d) hereof are true and correct, (ii) confirming that the other representations and warranties of TR Finance, the Company and the other Guarantors in this Agreement are true and correct and that each of TR Finance, the Company and the other Guarantors have complied with all agreements and satisfied all conditions on its or their part to be performed or satisfied hereunder at or prior to the Closing Date and (iii) to the effect set forth in paragraphs (a) and (d) above.

(f) Comfort Letters. On the date hereof and on the Closing Date, PwC shall have furnished to the Representatives, at the request of the Company, letters, dated the respective dates of delivery thereof and addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, containing statements and information of the type customarily included in accountants’ “comfort letters” to underwriters with respect to the Company financial statements and certain financial information contained or incorporated by reference in the Registration Statement, the Time of Sale Information, the Prospectus and the Canadian Final Prospectus; provided that the letters delivered on the date hereof and on the Closing Date shall use a “cut-off” date no more than three business days prior to the date hereof and to the Closing Date, respectively.

(g) Opinion of Alberta, Ontario and Quebec (and the laws of Canada applicable therein) and New York Counsel for TR Finance, the Company and the other Guarantors. Torys LLP, Alberta, Ontario and Quebec (and the laws of Canada applicable therein) and New York counsel for TR Finance, the Company and the other Guarantors, shall have furnished to the Representatives its written opinion, dated the Closing Date and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives, including as to the laws of Alberta, Ontario and Quebec, as applicable (and the laws of Canada applicable therein).

(h) 10b-5 Statement of New York Counsel for TR Finance, the Company and the other Guarantors. Torys LLP, New York counsel for TR Finance, the Company and the other Guarantors, shall have furnished to the Representatives its 10b-5 statement, dated the Closing Date and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives.

(i) Opinion of Special Minnesota Counsel for West Publishing Corporation. Fredrikson & Byron, P.A., special Minnesota counsel for West Publishing Corporation, shall have furnished to the Representatives its written opinion, dated the Closing Date and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives.

(j) Opinion of Special Texas Counsel for Thomson Reuters (Tax & Accounting) Inc. Morgan, Lewis & Bockius LLP, special Texas counsel for Thomson Reuters (Tax & Accounting) Inc., shall have furnished to the Representatives its written opinion, dated the Closing Date and addressed to the Underwriters, in form and substance reasonable satisfactory to the Representatives.

(k) Opinion of Special Counsel to TR Finance, the Company and the Guarantors. As the Representatives and their counsel may reasonably request, if applicable, special counsel to TR Finance, the Company and the Guarantors licensed to practice law in the Qualifying Canadian Jurisdictions other than Alberta, Ontario and Quebec shall have furnished to the Representatives its written opinion, dated the Closing Date and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives.

(l) Opinion and 10b-5 Statement of Counsel for the Underwriters. The Representatives shall have received on and as of the Closing Date an opinion and 10b-5 statement of Cravath, Swaine & Moore LLP, United States counsel for the Underwriters, and an opinion of Blake, Cassels & Graydon LLP, Ontario counsel for the Underwriters, with respect to such matters as the Representatives may reasonably request, and such counsel shall have received such documents and information as they may reasonably request to enable them to pass upon such matters.

(m) No Legal Impediment to Issuance. No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal, state or foreign governmental or regulatory authority that would, as of the Closing Date, prevent the issuance or sale of the Securities; and no injunction or order of any federal, state or foreign court shall have been issued that would, as of the Closing Date, prevent the issuance or sale of the Securities.

(n) Good Standing. The Representatives shall have received on and as of, or as near as practicably possible to, the Closing Date reasonably satisfactory evidence of the good standing of TR Finance, the Company and the other Guarantors, in their respective jurisdictions of organization and their good standing in such other jurisdictions as the Representatives may reasonably request, in each case in writing or any standard form of telecommunication from the appropriate governmental authorities of such jurisdictions.

(o) DTC Eligibility. The Notes shall be eligible for clearance and settlement through DTC.

(p) Chief Financial Officer’s Certificate. The Representatives shall have received on and as of the date hereof and on and as of the Closing Date, a certificate of the Chief Financial Officer of the Company, substantially in the form attached as Exhibit A.

(q) Supplemental Indenture. At the Closing Date, each of TR Finance, the Company and the other Guarantors shall have entered into the Supplemental Indenture in form and substance reasonably satisfactory to the Underwriters, and the Underwriters shall have received executed copies thereof.

(r) Additional Documents. On or prior to the Closing Date, TR Finance, the Company and the other Guarantors shall have furnished to the Representatives such further certificates and documents as the Representatives may reasonably request.

All opinions, letters, certificates and evidence mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Underwriters.

7.  Indemnification and Contribution.

(a) Indemnification of the Underwriters. TR Finance, the Company and each of the other Guarantors agree, jointly and severally, to indemnify and hold harmless each Underwriter, its affiliates, directors and officers and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, reasonable and actual out-of-pocket legal fees and other reasonable and actual out-of-pocket expenses incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred), joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act, Canadian Securities Laws or other federal, state or provincial statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of, or are based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Securities as originally filed or in any amendment thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading; provided that TR Finance, the Company and the other Guarantors will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to TR Finance or the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 7(b) hereof, or (ii) any untrue statement or alleged untrue statement of a material fact or any “misrepresentation” (as such term is defined under applicable Canadian Securities Laws) contained in any Preliminary Prospectus, the Canadian Base Prospectus, the Prospectus, the Canadian Final Prospectus, the Canadian Offering Memorandum or any other Offer Materials (or any amendment or supplement thereto), or any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that TR Finance, the Company and the other Guarantors will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement, any “misrepresentation” (as such term is defined under applicable Canadian Securities Laws) or omission made therein in reliance upon and in conformity with written information furnished to TR Finance or the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 7(b) hereof.

(b) Indemnification of TR Finance, the Company and the other Guarantors. Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless (i) each of TR Finance, the Company and the other Guarantors, (ii) each of their respective directors and officers who signed the Registration Statement and (iii) each person, if any, who controls TR Finance, the Company or any Guarantor within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the indemnity set forth in paragraph (a) above, but only with respect to any losses, claims, damages or liabilities that arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to such Underwriter furnished to TR Finance in writing by such Underwriter through the Representatives expressly for use in the documents referred to in the foregoing indemnity, it being understood and agreed that the only such information consists of the following: the sixth paragraph (relating to concessions and discounts), the first sentence of the seventh paragraph, the eleventh paragraph (relating to stabilization) and the twelfth paragraph in the section entitled “Underwriting” in the Prospectus and the Canadian Final Prospectus.

(c) Notice and Procedures. If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnification may be sought pursuant to either paragraph (a) or (b) above, such person (the “Indemnified Person”) shall promptly notify the person against whom such indemnification may be sought (the “Indemnifying Person”) in writing; provided that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under paragraphs (a) and (b) above except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person other than under paragraphs (a) and (b) above. If any such proceeding shall be brought or asserted against an Indemnified Person and it shall have notified the Indemnifying Person thereof, the Indemnifying Person shall retain counsel reasonably satisfactory to the Indemnified Person (who shall not, without the consent of the Indemnified Person (which consent shall not be unreasonably withheld, conditioned or delayed) be counsel to the Indemnifying Person) to represent the Indemnified Person and any others entitled to indemnification pursuant to this Section 7 that the Indemnifying Person may designate in such proceeding and shall pay the fees and expenses of such proceeding and shall pay the fees and expenses of counsel related to such proceeding, as incurred. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary; (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person; (iii) the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Person; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them, in which case in these clauses (i) through (iv), the Indemnifying Person’s obligations shall be for reasonable and actual outside counsel fees and expenses. It is understood and agreed that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be reimbursed as they are incurred. Any such separate firm for any Underwriter, its affiliates, directors and officers and any control persons of such Underwriter shall be designated in writing by the Representatives and any such separate firm for TR Finance, the Company and the other Guarantors, each of their respective directors, each of their respective officers who signed the Registration Statement and any control persons of the foregoing shall be designated in writing by TR Finance. The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement or judgment. No Indemnifying Person shall, without the written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement (x) includes an unconditional release of such Indemnified Person, in form and substance reasonably satisfactory to such Indemnified Person, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

(d) Contribution. If the indemnification provided for in paragraphs (a) and (b) above is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative benefits received by TR Finance, the Company and the other Guarantors, as applicable, on the one hand and the Underwriters on the other from the Offering and also to reflect the relative fault of TR Finance, the Company and the other Guarantors on the one hand and the Underwriters on the other, as well as any other relevant equitable considerations. The relative benefits received by TR Finance, the Company and the other Guarantors, as applicable, on the one hand and the Underwriters on the other shall be deemed to be in the same respective proportions as the net proceeds (before deducting expenses) received by TR Finance, the Company and the other Guarantors from the sale of the Securities and the total underwriting discounts and commissions received by the Underwriters in connection therewith, in each case as set forth in the table on the cover of the Prospectus, bear to the aggregate offering price of the Securities. The relative fault of TR Finance, the Company and the other Guarantors, as applicable, on the one hand and the Underwriters on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by TR Finance, the Company and the other Guarantors or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e) Limitation on Liability. TR Finance, the Company, the other Guarantors and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above. The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with any such action or claim. Notwithstanding the provisions of this Section 7, in no event shall any Underwriter be required to contribute any amount in excess of the amount by which the total underwriting discounts and commissions received by such Underwriter with respect to the Offering exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations to contribute pursuant to this Section 7 are several in proportion to their respective purchase obligation hereunder and not joint.

(f) Non-Exclusive Remedies. The remedies provided for in this Section 7 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Person at law or in equity.

8.  Effectiveness of Agreement. This Agreement shall become effective upon the execution and delivery of a counterpart hereof by each of the parties hereto.

9.  Termination. This Agreement may be terminated in the sole discretion of the Representatives, by written notice to TR Finance, if after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on the Nasdaq Stock Market LLC, the Toronto Stock Exchange, the New York Stock Exchange or the over-the-counter market; (ii) trading of any securities issued or guaranteed by TR Finance, the Company or any of the Guarantors shall have been suspended on any exchange or in any over-the-counter market; (iii) a general moratorium on commercial banking activities shall have been declared by U.S. federal or New York State authorities or Canadian authorities; (iv) there shall have occurred any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis, either within or outside the United States and Canada, that, in the reasonable judgment of the Representatives, is material and adverse and makes it impracticable or inadvisable to proceed with the Offering; or (v) other than as set forth in the Registration Statement, the Time of Sale Information, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum, the occurrence of any change in the financial condition, business, properties, assets, prospects or results of operations of the Company and its subsidiaries, taken as a whole, that, in the reasonable judgment of the Representatives, is material and adverse and makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities on the terms and in the manner contemplated by this Agreement, the Time of Sale Information, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum.

10. Default by One or More of the Underwriters.

(a) If one or more of the Underwriters shall fail at the Closing Date to purchase any of the Notes which it or they are obligated to purchase under this Agreement (the “Defaulted Notes”), then the non-defaulting Underwriters shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other Underwriters, to purchase all, but not less than all, of such Defaulted Notes, as the case may be, in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the non-defaulting Underwriters shall not have completed such arrangements within such 24-hour period, then:

(i) if the aggregate principal amount of Defaulted Notes does not exceed 10% of the aggregate principal amounts of the Notes, to be purchased on such date pursuant to this Agreement, the non-defaulting Underwriters shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations under this Agreement bear to the purchase obligations of all non-defaulting Underwriters of such Notes; or

(ii) if the aggregate principal amount of Defaulted Notes exceeds 10% of the aggregate principal amounts of the Notes to be purchased on such date pursuant to this Agreement, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter.

(b) No action taken pursuant to this Section 10 shall relieve any defaulting Underwriter from liability in respect of its default. In the event of any such default which does not result in a termination of this Agreement, the non-defaulting Underwriters and TR Finance shall have the right to postpone the Closing Date for a period not exceeding seven days in order to effect any required changes in the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum or in any other documents or arrangement.

11. Payment of Expenses.

(a) Whether or not the Transactions are consummated or this Agreement is terminated, TR Finance, the Company and each of the other Guarantors jointly and severally agree to pay or cause to be paid all reasonable costs and expenses incident to the performance of its obligations hereunder, including without limitation, (i) the costs incident to the authorization, issuance, sale, preparation and delivery of the Securities and any taxes payable in that connection; (ii) the fees, disbursements and expenses of TR Finance’s and the Company’s counsel and accountants in connection with the filing with respect to the Securities under Canadian Securities Laws, the registration of the Securities under the Securities Act and any listing of the Securities on a stock exchange, and all other expenses in connection with the preparation, printing and filing in the Qualifying Provinces and the United States of America, as may be applicable, of the Registration Statement, the Preliminary Prospectus, the Prospectus, the Canadian Final Prospectus and the Canadian Offering Memorandum (including all exhibits, amendments and supplements thereto) and any other Offer Materials, and the mailing and delivering of copies thereof to the Underwriters; (iii) the costs of reproducing and distributing each of the Transaction Documents; (iv) the fees and expenses incurred in connection with the registration or qualification and determination of eligibility for investment of the Securities under the laws of such jurisdictions or blue sky laws of the several states of the United States as the Representatives may designate and the preparation, printing and distribution of a Blue Sky memorandum (including the reasonable fees and expenses of counsel for the Underwriters related thereto, up to $10,000); (v) any fees charged by rating agencies for rating the Securities; (vi) the fees and expenses of the Trustee and any paying agent (including related fees and expenses of any outside counsel to such parties); (vii) all expenses and application fees incurred in connection with any filing with, and clearance of the Offering by the Financial Industry Regulatory Authority, Inc.; (viii) all expenses and application fees incurred in connection with the approval of the Notes for book-entry transfer by DTC and (ix) the filing of any report of exempt distribution on Form 45-106F1, including applicable filing fees. Neither TR Finance nor the Company shall be obligated to pay any expenses incurred in connection with any “road show” presentation to potential investors (including investor meetings, ground transportation, conference calls, NetRoadshow and document processing). None of TR Finance, the Company or any of the other Guarantor shall be obligated in any manner to pay or reimburse any expenses or other costs of any of the Underwriters, other than as set forth in clauses (iv) and (vii) of this paragraph, paragraph (b) of this Section and pursuant to Section 7, including, but not limited to, the costs and expenses of the Underwriters’ legal counsel or any costs incurred by the Underwriters.

(b) If (i) this Agreement is terminated pursuant to Section 9 (other than clauses (i), (iii) and (iv) of Section 9), (ii) TR Finance for any reason fails to tender the Securities for delivery to the Underwriters or (iii) the Underwriters decline to purchase the Securities for any reason permitted under this Agreement, TR Finance agrees to reimburse the Underwriters for all reasonable and actual out-of-pocket costs and expenses (including the fees and expenses of its outside counsel) reasonably incurred by the Underwriters in connection with this Agreement and the Offering but TR Finance shall then be under no further liability to any Underwriter except as provided in Section 7 hereof.

12. Persons Entitled to Benefit of Agreement. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and any controlling persons referred to herein, and the affiliates of any Underwriter referred to in Section 7 hereof. Nothing in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein. No purchaser of Securities from an Underwriter shall be deemed to be a successor merely by reason of such purchase.

13. Survival. The respective indemnities, rights of contribution, representations, warranties and agreements, as applicable, of TR Finance, the Company, the other Guarantors and the Underwriters contained in this Agreement or made by or on behalf of TR Finance, the Company, the other Guarantors or the Underwriters pursuant to this Agreement or any certificate delivered pursuant hereto shall survive the delivery of and payment for the Securities and shall remain in full force and effect, regardless of any investigation made by or on behalf of TR Finance, the Company, the other Guarantors or the Underwriters. The respective representations, agreements, covenants, indemnities and other statements set forth in Sections 7 and 11 shall survive the termination of this Agreement, regardless of any termination or cancellation of this Agreement.

14. Certain Defined Terms. For purposes of this Agreement, (a) except where otherwise expressly provided, the term “affiliate” has the meaning set forth in Rule 405 under the Securities Act; and (b) the term “business day” means any day other than a day on which banks are permitted or required to be closed in New York City.

15. Miscellaneous.

(a) Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted and confirmed by any standard form of telecommunication to the applicable party at the addresses indicated below.

(i)	Notices to the Underwriters shall be given to RBC Capital Markets, LLC, BofA Securities, Inc., Barclays Capital Inc. and Mizuho Securities USA LLC:

RBC Capital Markets, LLC

Brookfield Place

200 Vesey Street, 8th Floor

New York, NY 10281

Email: [Redacted]

Attention: DCM Transaction Management/Scott Primrose

BofA Securities, Inc.

114 West 47th Street

NY8-114-07-01

New York, NY 10036

Attention: High Grade Transaction Management/Legal

Facsimile: [Redacted]

Barclays Capital Inc.

745 Seventh Avenue

New York, NY 10019

Attention: Syndicate Registration

Facsimile: [Redacted]

Mizuho Securities USA LLC

1271 Avenue of the Americas

New York, NY 10020

Email: [Redacted]

Attention: DCM/Debt Capital Markets

with a copy to:

Cravath, Swaine & Moore LLP

Two Manhattan West

375 Ninth Avenue

New York, NY 10001

Telecopy No.: [Redacted]

Attention: Douglas Dolan

(ii)	If to TR Finance, the Company and any other Guarantor:

Thomson Reuters Corporation

19 Duncan Street

Toronto, ON M5H 3H1 Canada

Attention: Chad MacLean, Treasurer

Email: [Redacted]

with a copy to:

Thomson Reuters Corporation

19 Duncan Street

Toronto, ON M5H 3H1 Canada

Attention: Jennifer Ruddick, Deputy General Counsel, Corporate & Securities

Email: [Redacted]

and

TR Finance LLC

Thomson Reuters Applications Inc.

Thomson Reuters (Tax & Accounting) Inc.

West Publishing Corporation

c/o

Thomson Reuters Holdings Inc.

3 Times Square

New York, New York 10036

Attention: Jennifer Ruddick, Deputy General Counsel, Corporate & Securities

Email: [Redacted]

and

Torys LLP

79 Wellington St. W., 30th Floor

Toronto, ON M5K 1N2 Canada

Attention: David Forrester

Email: [Redacted]

and

Torys LLP

1114 Avenue of the Americas, 23rd Floor

New York, NY 10036

Attention: Christopher R. Bornhorst

Email: [Redacted]

(b) Governing Law. This Agreement and any claim, controversy or dispute arising under or related to this Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of laws provisions thereof.

(c) Counterparts. This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

(d) Amendments or Waivers. No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

(e) Headings. The headings herein are included for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

(f) Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto and supersedes all prior and contemporaneous agreements, understandings and arrangements, oral or written, among the parties hereto with respect to the subject matter hereof.

(g) Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

(h) Compliance with USA Patriot Act. In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001) and the requirements of 31 C.F.R. §1010.230 (the “Beneficial Ownership Regulation”)) (the “USA Patriot Act”), the Underwriters are required to obtain, verify and record information that identifies their respective clients, including TR Finance and the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Underwriters to properly identify their respective clients in accordance with the USA Patriot Act or the Beneficial Ownership Regulation.

(i) Submission to Jurisdiction; Venue. TR Finance, the Company and each of the other Guarantors irrevocably submit to the non-exclusive jurisdiction of any U.S. Federal or New York State court in the Borough of Manhattan in the City, County and State of New York, United States of America, in any legal suit, action or proceeding based on or arising under this Agreement and agrees that all claims in respect of such suit or proceeding may be determined in any such court. TR Finance, the Company and each of the other Guarantors have appointed Thomson Reuters Holdings Inc. (the “Authorized Agent”) as their authorized agent upon whom process may be served in any such legal suit, action or proceeding. Such appointment shall be irrevocable. The Authorized Agent has agreed to act as said agent for service of process and TR Finance, the Company and each of the other Guarantors agrees to take any and all action, including the filing of any and all documents and instruments and the payment of any further fees, that may be necessary to continue such appointment in full force and effect as aforesaid. TR Finance, the Company and each of the other Guarantors further agree that service of process upon the Authorized Agent and written notice of said service to the Company shall be deemed in every respect effective service of process upon TR Finance, the Company and each of the other Guarantors in any such legal suit, action or proceeding. Nothing herein shall affect the right of the Representatives or any person controlling any Representative to serve process in any other manner permitted by law. The provisions of this paragraph (i) of Section 15 are intended to be effective upon the execution of this Agreement without any further action by TR Finance, the Company or any of the other Guarantors and the introduction of a true copy of this Agreement into evidence shall be conclusive and final evidence as to such matters.

(j) Judgment Currency. TR Finance, the Company and each of the other Guarantors, jointly and severally, agree to indemnify the Underwriters, their respective directors, officers, affiliates and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any loss incurred by the Underwriters as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of TR Finance, the Company and each other Guarantor and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, U.S. dollars.

(k) Waiver of Immunity. To the extent that TR Finance, the Company or any other Guarantor has or hereafter may acquire any immunity (sovereign or otherwise) from jurisdiction of any court of (i) Canada, or any political subdivision thereof, (ii) the United States or the State of New York, (iii) any jurisdiction in which it owns or leases property or assets or from any legal process (whether through service of notice, attachment prior to judgement, attachment in aid of execution, execution, set-off or otherwise) with respect to themselves or their respective property and assets or this Agreement, TR Finance, the Company and each other Guarantor hereby irrevocably waive such immunity in respect of its obligations under this Agreement to the fullest extent permitted by applicable law.

16. Recognition of the U.S. Special Resolution Regimes.

(a) In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b) In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For the purposes of this Section 16:

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Covered Entity” means any of the following:

(i)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

17. Execution of Assignments and Certain Other Documents. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Agreement and any document to be signed in connection with this Agreement and the transactions contemplated hereby shall be deemed to include Electronic Signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act; provided that, in respect of documents to be signed by entities established within the European Union, the Electronic Signature qualifies as a “qualified electronic signature” within the meaning of the Regulation (EU) n°910/2014 of the European parliament and of the Council of 23 July 2014 on electronic identification and trust services for electronic transaction in the internal market as amended from time to time.

For the purpose of this Section 17, “Electronic Signature” means any electronic symbol or process attached to, or associated with, a contract or other record and adopted by a person with the intent to sign, authenticate or accept such contract or record.

[Signature pages follow]

If the foregoing is in accordance with your understanding, please indicate your acceptance of this Agreement by signing in the space provided below.

Very truly yours,

TR FINANCE LLC

By:	/s/ Erin C. Brown
Name: Erin C. Brown
Title: President

THOMSON REUTERS CORPORATION

By:	/s/ Chad MacLean
Name: Chad MacLean
Title: Treasurer

By:	/s/ Kathryn Ouellette
Name: Kathryn Ouellette
Title: Assistant Secretary

THOMSON REUTERS APPLICATIONS INC.

By:	/s/ Ragunath Ramanathan
Name: Ragunath Ramanathan
Title: President

THOMSON REUTERS (TAX & ACCOUNTING) INC.

By:	/s/ Elizabeth Beastrom
Name: Elizabeth Beastrom
Title: President

WEST PUBLISHING CORPORATION

By:	/s/ Ragunath Ramanathan
Name: Ragunath Ramanathan
Title: President

[Signature Page to Underwriting Agreement]

Accepted, on behalf of itself and as a Representative of the several Underwriters, as of the date first above written:

RBC CAPITAL MARKETS, LLC

By:	/s/ Scott Primrose
Name: Scott Primrose
Title: Authorized Signatory

[Signature Page to Underwriting Agreement]

Accepted, on behalf of itself and as a Representative of the several Underwriters, as of the date first above written:

BOFA SECURITIES, INC.

By:	/s/ Shawn Cepeda
Name: Shawn Cepeda
Title: Managing Director

[Signature Page to Underwriting Agreement]

Accepted, on behalf of itself and as a Representative of the several Underwriters, as of the date first above written:

BARCLAYS CAPITAL INC.

By:	/s/ Matt Gannon
Name: Matt Gannon
Title: Managing Director

[Signature Page to Underwriting Agreement]

Accepted, on behalf of itself and as a Representative of the several Underwriters, as of the date first above written:

MIZUHO SECURITIES USA LLC

By:	/s/ Robert Fahrbach
Name: Robert Fahrbach
Title: Managing Director

[Signature Page to Underwriting Agreement]

ANNEX A

Time of Sale Information

1.	Term sheet containing the terms of the Securities, substantially in the form set forth on Annex B hereto.

ANNEX B

Filed Pursuant to Rule 433

File Nos. 333-285907 and 333-285927

Issuer Free Writing Prospectus dated September 10, 2026

Relating to Preliminary Prospectus Supplement dated September 10, 2026

TR Finance LLC

US$800,000,000 5.100% Notes due 2028

US$500,000,000 5.750% Notes due 2033

Pricing Term Sheet

September 10, 2026

Issuer:	TR Finance LLC (“TR Finance”)

Guarantors:	Thomson Reuters Corporation (“TRC”) West Publishing Corporation Thomson Reuters Applications Inc. Thomson Reuters (Tax & Accounting) Inc.

Issues:	US$800,000,000 principal amount of 5.100% Notes due 2028 (the “2028 Notes”) US$500,000,000 principal amount of 5.750% Notes due 2033 (the “2033 Notes” and, together with the 2028 Notes, the “Notes”)

Offering:	SEC Registered

Expected Issue Ratings*:	[Redacted] [Redacted] [Redacted]

Pricing Date:	September 10, 2026

Settlement Date**:	September 17, 2026 (T+5)

Maturity Date:	2028 Notes: September 15, 2028 2033 Notes: September 15, 2033

Offering Price:	2028 Notes: 99.989%, plus accrued interest, if any, from September 17, 2026 2033 Notes: 99.756%, plus accrued interest, if any, from September 17, 2026

Yield to Maturity:	2028 Notes: 5.106% 2033 Notes: 5.793%

Spread to Benchmark Treasury:	2028 Notes: +55 basis points 2033 Notes: +95 basis points

Benchmark Treasury:	2028 Notes: 4.125% due August 31, 2028 2033 Notes: 4.500% due August 31, 2033

Benchmark Treasury Price and Yield:

Interest Payment Dates for each Series:	March 15 and September 15, commencing March 15, 2027

Optional Redemption:	2028 Notes: Prior to the maturity date, TR Finance may, at its option, redeem the 2028 Notes, in whole at any time or in part from time to time at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) which is equal to the greater of (i) (a) the sum of the present values, as calculated by TR Finance, of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points less (b) interest accrued to the date of redemption, and (ii) 100% of the principal amount of the 2028 Notes to be redeemed, together in each case with accrued and unpaid interest to the date fixed for redemption.

2033 Notes: Prior to July 15, 2033 (two months prior to the maturity date) (the “Par Call Date”), TR Finance may, at its option, redeem the 2033 Notes, in whole at any time or in part from time to time at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) which is equal to the greater of (i) (a) the sum of the present values, as calculated by TR Finance, of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2033 Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and (ii) 100% of the principal amount of the 2033 Notes to be redeemed, together in each case with accrued and unpaid interest to the date fixed for redemption. On or after the Par Call Date, TR Finance may, at its option, redeem the 2033 Notes, in whole or in part at a redemption price which is equal to 100% of the principal amount of the 2033 Notes outstanding, plus accrued and unpaid interest to the date fixed for redemption.

Use of Proceeds:	The net proceeds from the sale of the Notes, together with the net proceeds of the Canadian Notes (as defined below), will be used for general corporate purposes, including, without limitation, to repay indebtedness under our commercial paper program (under which TR Finance and TRC are both issuers), which was previously incurred to fund working capital needs in the ordinary course.

CUSIP/ISIN:	2028 Notes: 87268LAF4 / US87268LAF40 2033 Notes: 87268LAG2 / US87268LAG23

Denomination:	The Notes will be issued in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

No PRIIPS KID or DISC Disclosure Document:	Not for retail investors in the EEA or the United Kingdom. No PRIIPS key information document (KID) or DISC disclosure document has been prepared as not available to retail in EEA or the United Kingdom.

Joint Book-Running Managers***:	RBC Capital Markets, LLC BofA Securities, Inc. Barclays Capital Inc. Mizuho Securities USA LLC

Co-Managers:

TD Securities (USA) LLC

BMO Capital Markets Corp.

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Standard Chartered Bank

Academy Securities, Inc.

*	A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect that delivery of the Notes will be made against payment therefor on or about September 17, 2026, which will be the fifth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the delivery date may be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes prior to the delivery date should consult their own advisor.

***	This offering will be made in Canada on a private placement basis by broker-dealer affiliates of the Joint Book-Running Managers and the Co-Managers.

Changes to the Preliminary Prospectus Supplement

On September 10, 2026, TRC commenced a Canadian-only offering of Canadian dollar-denominated senior unsecured notes in an aggregate principal amount of CAD$1,000,000,000 (the “Canadian Notes”), to be issued on or about September 17, 2026. The Canadian Notes will be new senior unsecured obligations of TRC, and will rank equally with all of TRC’s other existing and future senior unsecured obligations, including TRC’s guarantee of the Notes offered hereby. The net proceeds from the sale of the Canadian Notes, together with the net proceeds from the Notes offered hereby, will be used for general corporate purposes, including, without limitation, to repay indebtedness under our commercial paper program (under which TR Finance and TRC are both issuers), which was previously incurred to fund working capital needs in the ordinary course.

Corresponding changes will be made elsewhere in the Preliminary Prospectus Supplement.

The Canadian Notes are being offered exclusively to persons in the provinces of Canada on a private placement basis in reliance upon exemptions from the prospectus requirements under applicable securities laws in each of the provinces of Canada. The offering of the Canadian Notes is not being made in the United States. The offering of the Notes is not conditioned on the completion of the Canadian Notes offering, or vice versa. This Pricing Term Sheet does not constitute an offering of the Canadian Notes.

The Issuer and the Guarantors have filed a joint shelf registration statement (including a prospectus) on Forms F-10 and F-3 and a prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the Issuer and the Guarantors have filed with the SEC for more complete information about the Issuer, the Guarantors and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, TRC, any underwriter or any dealer participating in this offering will arrange to send you a copy of the prospectus upon request. Interested parties may obtain a prospectus and the related prospectus supplement from: RBC Capital Markets, LLC, Brookfield Place, 200 Vesey Street, 8th Floor, New York, NY 10281, Attention: Syndicate Operations, by telephone at 1-866-375-6829, by fax at 1-212-428-6308 or by email at rbcnyfixedincomeprospectus@rbccm.com; BofA Securities, Inc., 201 North Tryon Street, NC1-022-02-25, Charlotte, NC 28255-0001, Attention: Prospectus Department, by telephone at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 1-888-603-5847 or by email at barclaysprospectus@broadridge.com; or Mizuho Securities USA LLC, 1271 Avenue of the Americas, New York, NY 10020, Attention: Debt Capital Markets, or by telephone at 1-866-271-7403.

SCHEDULE I

Underwriters	Principal Amount of 2028 Notes to be Purchased	Principal Amount of 2033 Notes to be Purchased
Barclays Capital Inc.	$156,000,000	$97,500,000
BofA Securities, Inc.	156,000,000	97,500,000
Mizuho Securities USA LLC	156,000,000	97,500,000
RBC Capital Markets, LLC	80,000,000	50,000,000
Citigroup Global Markets Inc.	56,000,000	35,000,000
Goldman Sachs & Co. LLC	38,000,000	23,750,000
Morgan Stanley & Co. LLC	38,000,000	23,750,000
Standard Chartered Bank	38,000,000	23,750,000
J.P. Morgan Securities LLC	28,000,000	17,500,000
BMO Capital Markets Corp.	18,000,000	11,250,000
TD Securities (USA) LLC	18,000,000	11,250,000
Academy Securities, Inc.	18,000,000	11,250,000

Total	$800,000,000	$500,000,000

SCHEDULE II

List of Subsidiary Guarantors

1.	Thomson Reuters Applications Inc.
2.	Thomson Reuters (Tax & Accounting) Inc.
3.	West Publishing Corporation

List of Significant Subsidiaries

1.	Thomson Reuters Enterprise Centre GmbH
2.	West Publishing Corporation

EXHIBIT A

[See attached]